U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

AT&T Corp.
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   (Last)               (First)                 (Middle)

32 Avenue of the Americas
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                                    (Street)

New York                            New York                      10013-2412
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

October 2, 1998
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3. IRS Identification Number of Reporting Person (if an entity)

13-4924710
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4. Issuer Name and Ticker or Trading Symbol

Vanguard Cellular Systems, Inc. (Symbol: VCELA)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Option (contingent       (see       (see            Common Stock           12,334,236    generally        D
right to buy)(see        attached)  attached)                                            $23.00 per
attached)                                                                                share (see
                                                                                         attached)
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
Explanation of Responses:




          (See attached)                                      (See attached)
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       Signature of Reporting Person                             Date

FORM 3 CONTINUATION SHEET


                             EXPLANATION OF RESPONSE

      This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by AT&T Corp., a New York corporation ("AT&T"). On October 2, 1998, AT&T, Winston, Inc., a wholly owned subsidiary of AT&T ("Merger Sub"), and Vanguard Cellular Systems, Inc. ("Vanguard") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Vanguard with and into Merger Sub (the "Merger"). In connection with the Merger Agreement, AT&T and Vanguard entered into an Option Agreement (the "Vanguard Option Agreement"), dated as of October 2, 1998, under which Vanguard granted AT&T an option (the "Vanguard Option") to purchase up to 7,319,000 shares of Common Stock, par value $.01 per share, of Vanguard ("Vanguard Common Stock"), representing 19.9% of the issued and outstanding Vanguard Common Stock, at an exercise price of $23.00 per share, subject to certain customary anti-dilution adjustments. Also in connection with the Merger Agreement, AT&T entered into Voting Agreements (the "Voting Agreements"), dated as of October 2, 1998, with
L. Richardson Preyer, Jr., Haynes G. Griffin, Stephen R. Leeolou, Piedmont Associates Limited, Stuart S. Richardson, and the Smith Richardson Foundation, respectively (collectively, the "Vanguard Stockholders") under which each of the Vanguard Stockholders granted AT&T an option (collectively, the "Stockholders' Options") to purchase such Vanguard Stockholder's shares (collectively, 5,015,236 shares) of Vanguard Common Stock at an exercise price, generally, of $23.00 per share.

      Except in certain limited circumstances, AT&T may not exercise either the Vanguard Option or the Stockholders Option until a termination of the Merger Agreement pursuant to certain of the termination provisions contained therein.

      Prior to the Vanguard Option and the Stockholders' Options becoming exercisable and being exercised, AT&T expressly disclaims beneficial ownership of the shares of Vanguard Common Stock which are purchasable by AT&T thereunder. Neither the filing of this Form nor any of its contents shall be deemed to constitute an admission that AT&T is the beneficial owner of the shares of Vanguard Common Stock subject to the Vanguard Option and the Stockholders' Options for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

      The foregoing summaries of the Vanguard Option Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, which have been filed as exhibits to AT&T's Schedule 13D filed with respect to Vanguard on the date hereof.


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

                         SIGNATURES OF REPORTING PERSONS

Dated:  October 13, 1998.
                                          AT&T CORP.
                                          By:  /s/  Robert S. Feit
                                             Name:  Robert S. Feit
                                             Title: Authorized Signatory








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